QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.4

News Release

IAN PEARCE APPOINTED CHIEF OPERATING OFFICER OF FALCONBRIDGE
Peter Kukielski to Leave Company

TORONTO, May 12, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today announced that Ian Pearce has been appointed Chief Operating Officer, effective immediately. Ian will be reporting to Derek Pannell, Falconbridge's Chief Executive Officer. Reporting to Ian are the five Business Unit Presidents for Nickel, Copper South America, Canadian Copper and Recycling, Zinc and Aluminum.

Ian Pearce joined Falconbridge in August 2003 as Senior Vice-President, Projects & Engineering. In this capacity, Ian has provided exceptional leadership in the advancement and completion of major projects such as Koniambo and Nickel Rim.

Ian holds a bachelor degree in Science from University of Witwatersrand in South Africa. He also attended the Management advancement Program at the same institution.

Ian has over 26 years of professional experience in metallurgy and mining. Prior to joining Falconbridge, Ian acquired extensive project management experience in the United States, Indonesia, Chile and South Africa. Among numerous assignments, he worked as the Executive Project Director of Muskeg River Oil Sands Project in Alberta (Fluor Daniel Canada Inc.).

The previous incumbent, Peter Kukielski, has resigned his position of Chief Operating Officer and will be leaving the Company July 1, 2006. Peter has accepted the position of Chief Operating Officer at Teck Cominco and will be moving with his family to Vancouver. Peter joined Noranda in September 2001 as Senior Vice-President, Projects and Engineering and was subsequently appointed Executive Vice-President, Projects and Aluminum in August 2003. Peter became COO of Falconbridge in July 2005.

Falconbridge wishes to thank Peter for his contribution to our success over the last five years.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Contact:

Ian Hamilton
Director, Communications & Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com

QuickLinks

EXHIBIT 99.4
IAN PEARCE APPOINTED CHIEF OPERATING OFFICER OF FALCONBRIDGE Peter Kukielski to Leave Company